

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail
Christopher Pappas
President and Chief Executive Officer
Chefs' Warehouse Holdings, LLC
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: Chefs' Warehouse Holdings, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 14, 2011**
> **File No. 333-173445**

Dear Mr. Pappas:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 30

1. Please revise to provide another column alongside the "as adjusted" column to reflect the borrowing of $8.9 million under your existing revolving credit facility, and the repayment thereof as described in "Use of Proceeds," in connection with your acquisition of certain assets of Harry Wils & Co. on June 24, 2011.

Description of Our Indebtedness, page 85

New Senior Secured Credit Facilities, page 85

2. Please disclose the approximate amount that you estimate will be outstanding under your new revolving credit facility as of the consummation of the offering.

Note 9 – Leases, page F-16

3. Refer to your disclosure where you state, "One of our subsidiaries, Dairyland USA Corporation, subleases one of its distribution centers from an entity controlled by our founders, The Chefs' Warehouse Leasing Co., LLC. The Chefs' Warehouse Leasing Co., LLC leases the distribution center from the New York City Industrial Development Agency. In connection with this sublease arrangement, Dairyland USA Corporation and two of the Company's other subsidiaries are required to act as guarantors of The Chefs' Warehouse Leasing Co., LLC's mortgage obligation on the distribution center. The mortgage payoff date is December 2029 and the potential obligation under this guarantee totaled $11.7 million at March 25, 2011…." Please tell us if you have recognized a liability for this guarantee pursuant to ASC 460-10-25-4 and 460-10-55-23. If not, please explain, or revise.

Exhibit 5.1

4. We note the disclosure in the prospectus that the conversion of Chefs' Warehouse Holdings, LLC into The Chefs' Warehouse, Inc. will be consummated prior to the effectiveness of the registration statement. Counsel's opinion must speak as of the effectiveness of the registration statement. Accordingly, please revise the first sentence of the first paragraph and delete the third paragraph, because the events being assumed will have occurred prior to the effectiveness of the registration statement. Please also delete qualifications (i) and (iii) in the penultimate paragraph. Please also revise opinion (2) in the penultimate paragraph to state that the Shares to be sold by the Selling Stockholders "are validly issued, fully paid and nonassessable."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Christopher Pappas
Chefs' Warehouse Holdings, LLC
July 14, 2011
Page 3

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant

cc: Alexandros Aldous
        Ken Clark
        Chefs' Warehouse Holdings, LLC